Exhibit 99.1

Organigram Announces C$124.6 Million Investment from BAT and Creation of “Jupiter” Strategic Investment Pool

  Organigram and BAT deepen partnership through C$124.6 million investment with 38.7 million shares to be issued over three tranches
  Organigram to use C$83.1 million of the investment to create “Jupiter,” a strategic investment pool designed to expand Organigram’s geographic footprint and capitalize on emerging growth opportunities
  C$41.5 million of the investment will be used for general corporate purposes
  Investment enhances strategic Product Development Collaboration between BAT and Organigram, which focuses on cutting-edge R&D and product innovation
  BAT to increase voting Common Share ownership position to 30% and overall equity interest to 45% (including non-voting Class A Preferred Shares)

TORONTO--(BUSINESS WIRE)--November 6, 2023--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce a C$124.6 million follow-on strategic equity investment from BT DE Investments Inc., (the “Investment”), a wholly-owned subsidiary of BAT (LSE: BATS and NYSE: BTI) (“BAT”), a leading, multi-category consumer goods business with a purpose to build A Better Tomorrow.™

“We are excited to bring this transformative transaction to Organigram’s shareholders, reinforcing our commitment to delivering shareholder value. This investment bolsters an already strong balance sheet and solidifies our position as a leading cannabis company. In addition, this deepens the strategic partnership between Organigram and BAT, and we look forward to continuing to leverage BAT’s global capabilities and scientific expertise,” said Beena Goldenberg, CEO of Organigram. “Jupiter, the strategic investment pool, is expected to accelerate Organigram’s ambitious growth plans, enabling further geographic, technological and product expansion.”

Strengthening Organigram’s Position to Deliver Results

This investment will not only allow Organigram to deliver on its stated ambition to extend its footprint beyond Canada, but also strengthens its financial position for long-term, sustainable growth. This further enables Organigram to invest in growing the topline of its core business, while optimizing operations to deliver on cost saving efficiencies, thus accelerating earnings growth. The flexibility afforded to the Company by this investment will provide incremental capital to Organigram to pursue new opportunities and expand on existing initiatives aimed at fueling net revenue growth and achieving EBITDA objectives.

Through this investment, Organigram aims to capitalize on its state-of-the-art facilities, support further workstreams in R&D and product development and deliver impactful product launches. As a result of this, Organigram is poised to deliver further market share gains in this rapidly consolidating market where the Company was able to achieve a #2 market position in Canada over the last two months1.

Building on the Foundations of the Product Development Collaboration (PDC)

Since March 2021, Organigram’s partnership with BAT has gone from strength-to-strength, most significantly the progress achieved as part of the PDC agreement. Organigram's commercial business is already seeing significant benefits both from a scientific development standpoint and in terms of revenue driving product capability.

This transaction furthers BAT’s support of Organigram as a trusted partner and accelerates the focus on innovative cannabis science and R&D outside of combustibles. The PDC is now in late-stage development of a suite of emulsions, novel vapour formulations, flavour innovations, and packaging solutions which are planned to be applied to certain products within Organigram’s portfolio in calendar 2024. We expect these innovations to deliver market share and revenue growth for Organigram, appealing to a broad range of adult consumers seeking new, progressive cannabis formats with efficacious results.

“Jupiter” Strategic Investment Pool Will Accelerate Organigram’s Growth Ambitions

The majority of the C$124.6 million investment will be used by Organigram to create a strategic investment pool, named Jupiter. Jupiter will target investments in emerging cannabis opportunities that will enable Organigram to apply its industry-leading capabilities to new markets. Management has identified that geographic expansion is a strategic priority and this opportunity presents the Company with the capital to lay global foundations as the legal recreational cannabis market continues to see significant growth. Organigram maintains the highest level of regulatory and product stewardship and will continue to monitor the cannabis regulatory environment carefully. As a result, all potential investments will undertake rigorous legal compliance and due diligence processes.

“The opportunity set within the cannabis space has grown significantly since our initial collaboration with BAT in March 2021 and the category continues to expand globally as more adult consumers incorporate cannabis into their lives. The competitive nature of the industry also means that the opportunity for investments is ample for companies with strong balance sheets, industry experience and a proven track record of M&A success,” said Paolo De Luca, Chief Strategy Officer of Organigram. “Organigram’s expertise and continued success in the cannabis industry means that we are well placed to bring best-in-class capabilities to the investment sourcing and due diligence process, as well as post-deal integration. All investments will be considered with Organigram’s long-term strategic vision in mind and with the goal of delivering incremental value to both the Company and our shareholders.”

Organigram has 10 years of experience within the Canadian cannabis market and has already made several successful cannabis investments. The acquisition and integration of the Edibles and Infusions Corporation, Laurentian Organics Inc., and more recently, its investment in Phylos Bioscience Inc. has propelled Organigram to a market leadership position in gummies and hash, as well as enabling the Company to be first to launch THCV products in Canada. This proven track record combined with Organigram’s industry knowledge can now be applied at a larger scale through Jupiter.

Current market conditions are optimal for such an investment approach for several reasons:

  Emerging cannabis legalization trends are happening at a global level, as well as an expanding adult consumer base, setting the stage for continued category growth.
  A large proportion of cannabis companies continue to be undervalued compared to their market potential, creating conditions for a “buyer’s market”.
  Many cannabis companies are looking for strategic investors to help scale their businesses, resulting in a high volume of inbound deal opportunities.
  Products arising from the PDC agreement are nearing commercialization. Initial testing has been very positive, and the investment pool enables Organigram to bring these innovations to markets beyond Canada, reaching new adult consumers globally.

To capitalize on this opportunity, Organigram will be setting up an internal team that will be focused on sourcing future investment targets and concluding transactions. This will ensure that an entrepreneurial approach and best-in-class industry knowledge, including that of the regulatory environment, is applied throughout the sourcing process.

Proposed Private Placement of Common Shares and Convertible Preferred Shares

Subject to the receipt of certain regulatory approvals, approval from Organigram’s shareholders and other conditions, BAT will subscribe for 38,679,525 shares at a price of C$3.2203 per share, for gross proceeds of C$124.6 million across three tranches.

BAT will subscribe for 12,893,175 million shares on the closing of the first tranche (currently expected to be on or around January 16, 2024) for gross proceeds of C$41.5 million with the remaining 25,786,350 shares to be subscribed for in two further equal tranches on or around August 30, 2024 and February 28, 2025.

To the extent BAT exceeds 30.0% holding of outstanding Common Shares, it will be issued non-voting Class A convertible preferred shares (“Preferred Shares”). Accordingly, in aggregate, based on Organigram’s current 81,161,630 Common Shares outstanding, 12,999,231 Common Shares will be issued, and the remaining 25,680,294 shares will be initially issued as Preferred Shares. The Preferred Shares will be eligible for conversion into voting Common Shares at BAT’s option, provided that such conversion would not result in BAT’s voting interest in the Company exceeding 30%.

In connection with the closing of the first tranche of the Investment and subject to approval by Organigram’s shareholders, the Company will file articles of amendment to create the new class of Preferred Shares to be issued to BAT in the Investment.

Class A Preferred Shares

Each Preferred Share shall be economically equivalent to a Common Share and will be convertible into Common Shares at the option of BAT without payment of any additional consideration. The conversion ratio shall initially be one-for-one, and post-issuance shall increase at a rate of 7.5% per annum, compounded annually, until such time as the Preferred Shares are converted into Common Shares or the aggregate equity interest of BAT in Organigram (inclusive of both the Common Shares and Preferred Shares as if converted into Common Shares) reaches 49%. BAT shall be periodically required to convert Preferred Shares to the extent that it holds less than 30% of the Common Shares outstanding.

Board Representation

In connection with the closing of the first tranche, Organigram and BAT will enter into an amended and restated IRA, pursuant to which BAT will be eligible to appoint up to 30% of the Board.

Investment Approvals

The Investment constitutes a “related party transaction” under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI-61-101”) and will require “majority of the minority” approval under MI 61-101. The Investment will also require disinterested shareholder approval under Section 604(a)(ii) of the TSX Company Manual. Completion of the Investment is also subject to the approval of the TSX and approval under the Competition Act (Canada).

The Company intends to obtain the requisite shareholder approval at its annual and special shareholders’ meeting to be held on or around January 15, 2024. The closing of the first tranche is expected to occur thereafter, subject to the satisfaction of the closing conditions under the subscription agreement entered into between Organigram and BAT, a copy of which will be available on Organigram’s SEDAR+ profile at www.sedarplus.ca.

Additional information regarding the Investment will be included in a material change report to be filed by Organigram on www.sedarplus.ca. This press release is only a summary of certain principal terms of the Investment and is qualified in its entirety by reference to the more detailed information contained in the material change report.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include Organigram Inc. a licensed producer of cannabis, cannabis-derived products and cannabis infused edibles in Canada.

Organigram is focused on producing high-quality cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend its global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

About BAT

BAT is a leading, multi-category consumer goods business with a purpose to build A Better Tomorrow™ by reducing the health impact of its business through offering a greater choice of enjoyable and less risky products for adult consumers.

BAT continues to be clear that combustible cigarettes pose serious health risks, and the only way to avoid these risks is not to start or to quit. BAT encourages those who would otherwise continue to smoke to switch completely to scientifically-substantiated, reduced-risk alternatives*†. In order to deliver this, BAT is transforming into a truly consumer-centric multi-category consumer products business.

BAT’s ambition is to have 50 million consumers of its non-combustible products by 2030 and to generate £5billion of New Categories revenue by 2025. BAT has set stretching ESG targets including achieving carbon neutrality for Scopes 1 & 2 by 2030 and eliminating unnecessary single-use plastic and making all plastic packaging reusable, recyclable or compostable by 2025.

BAT employs over 50,000 people. The BAT Group generated revenue of £27.65 billion in 2022 and profit from operations of £10.5 billion.

BAT’s Strategic Portfolio is made up of its global cigarette brands and a growing range of reduced-risk*† New Category tobacco and nicotine products and traditional non-combustible tobacco products. These include vapour, tobacco heating products, modern oral products including tobacco-free nicotine pouches, as well as traditional oral products such as snus and moist snuff. In the first half of 2023, BAT had 24 million consumers of its non-combustible products, a rise of 1.5 million on full year 2022.

* Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.
† Our vapour product Vuse (including Alto, Solo, Ciro and Vibe), and certain products, including Velo, Grizzly, Kodiak, and Camel Snus, which are sold in the U.S., are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

Forward-Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include changes to market conditions, consumer preferences and regulatory climate, and factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. Such assumptions include, without limitation, the receipt of approval from Organigram’s shareholders, approval from the Toronto Stock Exchange and approval under the Competition Act (Canada), that all conditions to the closing of the Investment will be satisfied, that the Investment will be completed on the terms set forth in the Subscription Agreement, and that all three tranches of the Investment will close. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Investor Presentation Related to Transaction

The investor presentation will be available on the Company’s website at: http://www.organigram.ca/investor-presentation

1Source: Adjusted market model as of Oct 4th, based on HiFyre, Weedcrawler (QC), Board Data (NS/NB)

Contacts

For Investor Relations enquiries:
Max Schwartz, Director of Investor Relations
investors@organigram.ca

For Media enquiries:
Megan McCrae, Senior Vice President – Marketing and Communications
megan.mccrae@organigram.ca